Exhibit 99
December 3, 2015

Mr. Mark C. Bozek
Chief Executive Officer and Director
EVINE Live Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

Dear Mr. Bozek,

As you know, Cannell Capital has been a supportive shareholder of EVINE Live, Inc. (“EVLV”) and its predecessor entities since April 1, 2011.

Per our discussion on November 24, 2015, please convey to the members of the Board of Directors my request that EVLV: (i) buy back no less than 15% of its common shares by means of a single price ($2.00) tender or modified “Dutch Auction” tender using a price range of $1.95 to $2.10. The SEC forms required to conduct this efficient and low-cost tender attached; and (ii) appoint Charles M. Gillman to the Board of Directors of EVLV. A copy of Mr. Gillman's credentials is being sent to you under separate cover.

We believe EVLV is at the end of a painful six-year turnaround. The wisps of growth, although not linear, appear evident to us. Although the turn isn’t obvious, the considerable operating leverage in EVLV’s fixed cost business is.

You have cleaned up the capital structure, reduced “carriage” costs, improved channel positions and reinvigorated merchandise to make such more relevant and “fun”. EVLV signed two contracts in Fall 2015 to expand distribution. The Verizon contract expands HD delivery to five million homes. You have also launched Evine Too, another channel, a three-hour delayed feed to Time Warner cable systems reaching 2.5 million homes in Western time zones. Good work.

In October 2015, QVC - the industry behemoth - bought Zulily at 1.9x sales and 38x EBITDA. This acquisition makes strategic sense and likely portends a similar outcome for the transitioning, but largely orphaned, EVLV in our opinion. Using a like revenue multiple implies $22 per share for EVLV - 1,150% higher than EVLV’s price today ($1.95).

EVLV's comparison to ZU may seem a stretch, but there are some similarities. Digital commerce “flash sales” and entertainment provided by both ZU and EVLV do entice/stimulate prospective purchasers to act out of excitement and the perception of scarcity. Thanks to you, EVLV has already had some initial success bringing on “Brands with Fans” to drive digital traffic and television viewership. When Nicole Curtis launched in August 2015, she posted to Facebook a 20 second video which immediately attracted 220,000 people viewers and half of the $1 million in sales in the 12 hours following launch were from new customers most of which were a function of this Facebook posting. In September 2015, EVLV aired a five minute promotion with Marshawn Lynch promoting Skittles. The campaign resulted in 290 million social media impressions and placed the EVINE Live brand in the feed of over one-third of all Twitter users. Wow! Therein lies the opportunity for EVLV.

It is for this reason that the board should and must act rapidly to tender for EVLV’s shares. Time is of the essence. By the time the turn becomes obvious, the stock may likely be materially higher or, worse yet, you may not be able to defend against a “take under”.

Buy straw hats in the winter.

Sincerely,

J. Carlo Cannell
Managing Member